Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: April 21, 2022

SeatGeek and RedBall Acquisition Corp. Announce New Board of Directors for Combined Company

Recent additions Anna Baird and Melissa Selcher bolster the company’s Board, bringing in world-class experience across finance, operations, and marketing to support SeatGeek’s long-term growth objectives

NEW YORK, NY – April 21, 2022 – SeatGeek, the technology platform that is transforming the live event experience for fans, teams, and venues, today announced its Board of Directors that will lead the combined company subsequent to the closing of the previously announced business combination between SeatGeek and RedBall Acquisition Corp. (“RedBall”) (NYSE: RBAC), a publicly traded special purpose acquisition company (“SPAC”). Subject to the approval of RedBall’s shareholders and other customary closing conditions, the Board is expected to include the directors who have been serving on SeatGeek’s Board and its most recent members, Anna Baird, Chief Revenue Officer at Outreach, and Melissa Selcher, Chief Marketing Officer at LinkedIn.

“SeatGeek’s mission is to transform the live event industry with technology and allow fans everywhere to experience more live,” said CEO Jack Groetzinger. “We’re delighted that Anna and Melissa have joined the SeatGeek Board, adding their wealth of expertise and experience. By combining our Board’s collective wisdom with SeatGeek’s push for innovation and care into the industry, we’ll continue to make sure our customers can and should expect more – more possibility, more creativity, and more delight.”

“SeatGeek is changing the live entertainment experience for its customers and transforming an industry,” said Anna Baird. “Its business growth is due to the incredible leadership team and exceptional technology. I’m thrilled to bring my experience helping companies scale across finance, operations, and go-to-market, to support this team and further the trajectory of SeatGeek.”

Melissa Selcher added, “SeatGeek is a force for innovation within the live entertainment space, building world-class technology to disrupt the ticketing ecosystem. A key element of SeatGeek’s success is its ability to meet the needs of fans, teams and venues, delivering products that create the event experiences to delight consumers. SeatGeek has built a brand that is loved and trusted across the live events ecosystem and I look forward to continuing to support the team as they build the company to transform an industry and capitalize on the opportunity in front of them.”

The newest additions to SeatGeek’s Board of Directors:

Anna Baird, Chief Revenue Officer of Outreach. As Outreach’s CRO, Anna leads all sales and revenue operations. With extensive experience in finance and executive leadership, she specializes in accelerating high-growth companies and has led startups through significant fundraising events. Prior to Outreach, she served as CFO of Livongo, Senior Vice President at McAfee, and Partner at KPMG.

Melissa Selcher, Chief Marketing and Communications Officer of LinkedIn. As the CMCO at LinkedIn, Melissa leads the team responsible for all of the company’s marketing, communications, and global social impact work. She moved into the CMCO role after serving as Vice President of Brand Marketing, Corporate Communications, and Social Impact at LinkedIn, where she oversaw the evolution of the company’s global brand, which resulted in the world’s largest brand equity database, BrandZ, naming LinkedIn one of the ten fastest growing brands in the world in 2019 and in 2020.

The other members of SeatGeek’s Board of Directors:

Jack Groetzinger, Co-Founder and Chief Executive Officer of SeatGeek. Since SeatGeek’s inception in 2009, Jack has led the company, guiding its growth and development. Jack has been named to Inc. magazine’s 30 Under 30 list, Business Insider’s Silicon Alley 100, and was selected by Bloomberg BusinessWeek as one of “America’s Best Young Entrepreneurs.” Prior to founding SeatGeek, he worked as a management consultant at Bain & Company. He also serves as a Founding Partner at Founder Collective, an early-stage venture capital firm.

Russell D’Souza, Co-Founder of SeatGeek. Russ leads SeatGeek’s growth initiatives, including business development and was integral in spearheading many of SeatGeek’s key partnerships including NFL, MLS, Dallas Cowboys, Brooklyn Nets, and more. Russ is a two-time winner of Sports Business Journal’s Forty Under 40 award. Prior to founding SeatGeek, Russ worked as a management consultant at Monitor Group.

John Locke, Partner at Accel. John has over 10 years of experience in leading growth funds, working closely on Accel’s investments in Braintree/Venmo (acquired by PayPal), Crowdstrike (CRWD), Galileo, GoFundMe, Invoice2go, Lightspeed (LSPD), Lower, Monzo, QMC Telecom, SeatGeek, Socure, The Zebra, Tenable (TENB), Zepz, and Xero (XRO), as well as a number of other companies. He brings valuable insights from Cloud/SaaS, Consumer, and Fintech industries.

Steve Hafner, Co-Founder and Chief Executive Officer of Kayak.com. Steve founded Kayak in 2004 with a simple mission—make it easier to book and manage travel. From there, he established the vision and direction for Kayak.com, built a world-class team, and guided the development of the company to today include over 1,000 travel-loving teammates working across seven international brands. A seasoned leader, Hafner brings extensive knowledge of marketing, marketplaces, and e-commerce to the SeatGeek board.

Laurel Richie is an Executive Leadership Coach and former President of the Women’s National Basketball Association (WNBA). As WNBA President, she was responsible for setting the vision and leading all of the day-to-day business and basketball operations for the league and its 12 teams. Laurel also served as Chief Marketing Officer of Girl Scouts USA, where she led the revitalization of the brand to mark its centennial anniversary. Earlier in her career, she held various positions at Ogilvy & Mather, including Senior Partner and Executive Group Director and founding member of the agency’s Diversity Advisory Board.

ABOUT SEATGEEK

SeatGeek is on a mission to transform the live-event experience for fans, teams and venues. By combining a consumer marketplace with innovative primary ticketing box office technology, SeatGeek has become a global ticketing leader. SeatGeek delights fans through industry-first features including: Deal Score, its proprietary ticket rating technology; Rally, its event-day operating system; and SeatGeek

Swaps, the first return policy offered by a major ticketer. In parallel, the platform’s open-ecosystem enterprise ticketing software empowers teams, venues and promoters to efficiently grow their businesses while delivering the superior experience that all fans deserve.

SeatGeek is proud to partner with some of the most recognized names in sports and live entertainment across the globe including the Dallas Cowboys, Brooklyn Nets and Liverpool F.C., as well as Major League Soccer (MLS), National Football League (NFL), half of the English Premier League (EPL) and multiple theaters across NYC’s Broadway and London’s West End. Curious? Visit www.seatgeek.com.

Contacts

Lisa Chan, Head of Communications

press@seatgeek.com

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates.

Forward-Looking Statements

Certain statements included in this press release constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination and the expected timing of closing. Although RedBall and SeatGeek believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither RedBall nor SeatGeek can assure you that any of them will achieve or realize these plans, intentions or expectations. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of SeatGeek and RedBall. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by RedBall from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this press release. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

Important Additional Information and Where to Find It

RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available. SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement and proxy statement/prospectus for the proposed business combination when available.